CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended March 31, 2017

(In accordance with International Financial Reporting Standards (“IFRS”) and stated in thousands of Canadian dollars, unless otherwise indicated)

INDEX

Notice to Reader of the Unaudited Condensed Interim Financial Statements

Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statements of Financial Position

Condensed Interim Consolidated Statements of Comprehensive Loss

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

Condensed Interim Consolidated Statements of Cash Flows

Notes to the Condensed Interim Consolidated Financial Statements

NOTICE TO READER OF THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three month period ended March 31, 2017

In accordance with National Instrument 51-102, of the Canadian Securities Administrators, North American Nickel Inc. (the “Company” or “North American Nickel”) discloses that its auditors have not reviewed the unaudited condensed interim consolidated interim financial statements.

The unaudited condensed interim consolidated financial statements of the Company for the three month period ended March 31, 2017 (“Financial Statements”) have been prepared by management. The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto of the Company for the fiscal year ended December 31, 2016, which are available at the SEDAR website under the Company’s profile (www.sedar.com). The Financial Statements are stated in thousands of Canadian dollars, unless otherwise indicated, and are prepared in accordance with International Financial Reporting Standards (“IFRS”).

Condensed Interim Consolidated Statements of Financial Position
(Unaudited — Expressed in thousands of Canadian dollars)

	Notes	March 31, 2017	December 31, 2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents		688	630
Short term investments	4	1,700	2,700
Receivables and other current assets	5	152	141
TOTAL CURRENT ASSETS		2,540	3,471

NON-CURRENT ASSETS
Property, plant and equipment		41	55
Exploration and evaluation assets	6	38,763	38,342
Reclamation of deposit	6	14	14
TOTAL NON-CURRENT ASSETS		38,818	38,411

TOTAL ASSETS		41,358	41,882

LIABILITIES
CURRENT LIABILITIES
Trade payables and accrued liabilities	7, 9	160	181
TOTAL CURRENT LIABILITIES		160	181

TOTAL LIABILITIES		160	181

EQUITY
Share capital — preferred	8	591	591
Share capital – common	8	62,315	62,315
Reserve	8	3,218	2,767
Deficit		(24,926)	(23,972)

TOTAL SHAREHOLDERS’ EQUITY		41,198	41,701

TOTAL LIABILITIES AND EQUITY		41,358	41,882

Nature of Operations (Note 1) and Subsequent Events (Note 13)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Approved by the Board of Directors on May 25, 2017

“signed”	“signed”
Keith Morrison Director	Doug Ford Audit Committee Chair

Condensed In	terim Consolidated Statements of Comprehensive Loss

(Unaudited -	Expressed in thousands of Canadian dollars)

		Three-months ended
		March 31,
	Notes	2017	March 31, 2016
EXPENSES
General and administrative expenses	9	(491)	(459)
Property investigation and port development		—	(7)
Amortization		(14)	(20)
Share-based payments	8	(451)	(207)
		(956)	(693)

OTHER ITEMS
Interest income		5	4
Foreign exchange loss		(3)	—

		2	4

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(954)	(689)

Weighted average number of common shares outstanding		269,778,932	207,629,506

Basic and diluted loss per share		(0.01)	(0.00)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Condensed Interim Consolidated Statements of Chang	es in Eq	uity

(Unaudited — Expressed in thousands of Canadian do	llars)

                                               Number     Share   Preferred                                 Total
                              Notes            Shares   Capital       Stock   Reserve           Deficit    Equity

   BALANCE AT DECEMBER
   31, 2015                                  207,629,506       50,574            591        5,135             (23.820)      32,480

Net and
comprehensive loss
for the period                                   -         -           -         -             (689)     (689)

Share-based Payments         8                   -         -           -              207         -       207

   BALANCE AT MARCH 31, 2016                 207,629,506       50,574            591             (5,342)      (24,509)      31,998
                                       ===========   =======   =========   ==============   =======    ======

   BALANCE AT DECEMBER
   31, 2016                                  368,581,886       62,315            591               2,767      (23,972)      41,701

Net and
comprehensive loss
for the period                                                                                 (954)     (954)

Share-based Payments         8                             -           -              451         -       451

   BALANCE AT MARCH
   31, 2017                                  368,581,886       62,315            591               3,218      (24,926)      41,198
                                       ===========   =======   =========   ==============   =======    ======

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Condensed Interim	Consolidated Sta	tements of Cas	h Flows

(Unaudited — Expre	ssed in thousand	s of Canadian	dollars)

		Three months ended
	Notes	March 31, 2017	March 31, 2016
OPERATING ACTIVITIES
Loss for the period		(954)	(689)
Items not affecting cash:
Amortization		14	20
Share based payments	8	451	207
Interest income		(5)	(5)
Changes in working capital	10	(32)	(91)
Other:
Interest received		5	3
Net cash used in operating activities		(521)	(555)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	6	(421)	(215)
Short-term investments		1,000	500
Purchase of equipment		—	(3)

Net cash used in investing activities		579	282

FINANCING ACTIVITIES
Net cash provided by financing activities		—	-

Change in cash equivalents for the period		58	(273)
Cash and cash equivalents, beginning of the period		630	525

Cash and cash equivalents, at the end of the period		688	252

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

1.	NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (the “Company” or “NA Nickel”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The head office, principal address and records office of the Company are located at PO Box 63623 Capilano, North Vancouver, British Columbia, Canada, and V7P 3P1. The Company’s common shares trade on the TSX Venture Exchange (“TSXV”) under the symbol “NAN”.

The Company’s principal business activity is the exploration and development of mineral properties in Greenland, Canada and United States. The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable. The recoverability of carrying amounts shown for exploration and evaluation assets is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties cast substantial doubt about the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The exploration and evaluation properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fundraising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

The condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 25, 2017.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These condensed interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), including IAS 34 Interim Financial Statements. The condensed interim consolidated financial statements do not include all of the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2016. Any subsequent changes to IFRS that are reflected in the Company’s consolidated financial statements for the year ended December 31, 2017 could result in restatement of these condensed interim consolidated financial statements.

(b)	Basis of Preparation

These condensed interim consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of any financial assets and financial liabilities where applicable. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies.

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements for the year ended December 31, 2016.

(c ) Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, North American Nickel (US) Inc. which was incorporated in the State of Delaware on May 22, 2015. Consolidation is required when the Company is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

3.	CHANGES IN ACCOUNTING POLICIES

New standards adopted during the three-month period ended March 31, 2017:

IAS 7 “Statement of Cash Flows”

Disclosures related to financing activities was amended to require disclosures about changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. This amendment is effective for years beginning on or after January 1, 2017. The adoption of these amendments did not result in any impact to the Company’s financial statements.

IAS 12 “Income Taxes”

Deferred tax was amended to clarify (i) the requirements for recognizing deferred tax assets on unrealized losses; (ii) deferred tax where an asset is measured at a fair value below the asset’s tax base, and (iii) certain other aspects of accounting for deferred tax assets. This amendment is effective for years beginning on or after January 1, 2017. The Company has not yet assessed the impact of this standard. The adoption of these amendments did not result in any impact to the Company’s financial statements.

Standards, Interpretations and Amendments Not Yet Effective:

IFRS 9 “Financial Instruments” (IFRS 9)

IFRS 9 addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in the statement of earnings to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2018. The Company has not yet assessed the impact of this standard.

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 was issued in May 2014 to replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple element arrangements. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. The Company has not yet assessed the impact of this standard.

IFRS 16 “Leases”

IFRS 16 replaces current guidance in IAS 17. Under IAS 17, lessees were required to make a distinction between a finance lease (on the balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a “right-of-use asset” for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low value assets, however this exemption can only be applied by lessees. The standard applies to annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, Revenue from Contracts with Customers, is also applied. The Company has not yet assessed the impact of this standard.

4.	SHORT-TERM INVESTMENTS

Short-term investments are comprised of a highly liquid Canadian dollar denominated guaranteed investment certificate with an initial term to maturity greater than ninety days, but not more than one year, that is readily convertible to a contracted amount of cash. The counter-party is a Canadian financial institution. During the period ended March 31, 2017, the instrument was yielding an annual interest rate of 1.10% (March 31, 2016 — 0.90%).

5.	RECEIVABLES AND OTHER CURRENT ASSETS

A summary of the receivables and other current assets as of March 31, 2017 is detailed in the table below:

	March 31,	December 31,
	2017	2016
Sales taxes receivable	42	17
Interest receivable	9	9
Other current assets	101	115

	152	141

Other current assets are comprised of prepaid insurance and prepaid expenses.

6.	EXPLORATION AND EVALUATION ASSETS

	Canada		US	Greenland
	Post Creek	Halcyon	Section 35	Maniitsoq	Total
	Property	Property	Property	Property
Acquisition
Balance, December 31, 2016	268	206	3	20	497
Acquisition costs – cash	5	4	3	16	28

Balance, March 31, 2017	273	210	6	36	525

Exploration
Balance, December 31, 2016	1,085	173	—	36,587	37,845
Administration	—	—	—	24	24
Corporate social responsibility	—	—	—	4	4
Drilling expenses	2	—	—	184	186
Geology	9	—	—	110	119
Geophysics	—	—	—	36	36
Technical studies	—	—	—	24	24

	11	—	—	382	393

Balance, March 31, 2017	1,096	173	—	36,969	38,238

Total, March 31, 2017	1,369	383	6	37,005	38,763

	Canada		US	Greenland
	Post Creek	Halcyon	Section 35 Property	Maniitsoq	Total
	Property	Property		Property
Acquisition
Balance, December 31, 2015	258	198	—	11	467
Acquisition costs – cash	5	4	17	—	26

Balance, March 31, 2016	263	202	17	11	493

Exploration
Balance, December 31, 2015	1,005	148		28,083	29,236
Administration	—	—	—	4	3
Consulting services	12	2	—	141	155
Storage	—	5		4	9
Technical studies	—	—		21	21
	12	7		170	188

Balance, March 31,2016	1,017	155		28,253	29,425

Total, March 31, 2016	1,280	357	17	28,264	29,918

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Post Creek

On December 23, 2009, the Company executed a letter of intent whereby the Company has an option to acquire a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario.

On April 5, 2010 and as amended on March 12, 2013, the Company entered into an option agreement to acquire a 100% interest in the Post Creek Property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments. To December 31, 2015, the Company has completed the required consideration and acquired its interest in the Post Creek Property. Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $10 per annum, totalling $10 during the year ended December 31, 2016, the total of which will be deducted from any payments to be made under the NSR. The total advances paid during the three-month period ended March 31, 2017 were $5, (March 31, 2016 — $5).

During the three-month period ended March 31, 2017, the Company incurred exploration expenditures totalling $11 (March 31, 2016 — $12) on the Post Creek Property.

Halcyon

On April 5, 2010 and as amended on March 12, 2013, the Company entered into an option agreement to acquire rights to Halcyon Property, subject to certain NSR and advance royalty payments. To December 31, 2015, the Company has completed the required consideration and acquired its interest in the Halcyon Property. Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8 per annum, totalling $8 during the year ended December 31, 2016, the total of which will be deducted from any payments to be made under the NSR.

During the three-month period ended March 31, 2017, the Company incurred $4 (March 31, 2016 — $11) in exploration and license related expenditures on the Halcyon Property.

Maniitsoq

The Company has been granted certain exploration licenses, by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area comprising the Maniitsoq Property, located near Ininngui, Greenland. The Property is subject to a 2.5% NSR. The Company can reduce the NSR to 1% by paying $2,000 on or before 60 days from the decision to commence commercial production.

At the expiration of the first license period, the Company may apply for a second licence period (years 6-10), and the Company may apply for a further 3-year licence for years 11 to 13. Thereafter, the Company may apply for additional 3-year licences for years 14 to 16, 17 to 19 and 20 to 22. The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

The Company may terminate the licenses at any time; however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination

Future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

During the three-month period ended March 31, 2017, the Company spent in aggregate of $398 in exploration and license related expenditures on the Maniitsoq Property, (March 31, 2016 — $148).

Sulussugut License

(All references to amounts in Danish Krones, “DKK” are in thousands of DKK)

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the BMP of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $6 (DKK 31) upon granting of the Sulussugut License. The Sulussugut License was valid for 5 years until December 31, 2015, with December 31, 2011 being the first year. The application for another 5 year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective on April 11, 2016, with December 31, 2016 being the sixth year.

To December 31, 2015, under the terms of the preliminary license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809 (approximately $15,808) between the years ended December 31, 2011 to 2015 by incurring $26,116 on the Sulussugut License. The accumulated exploration credits held at the end to December 31, 2015, of DKK 100,304 can be carried forward until 2019. Under the terms of the second license period, the Company had no minimum required exploration for the year ended December 31, 2016. As of December 31, 2016, the Company has spent $33,873 on exploration costs for the Sulussugut License.

Under the terms of the preliminary Sulussugut License the Company was obligated to reduce the area of the license by at least 30%, which was accomplished.

During the year ended December 31, 2016, the Company had approved exploration expenditures of DKK 61,109 (approximately $12,032) which results in the total carried credits for the Sulussugut License at DKK 161,413 (approximately $31,382).

During the three-month period ended March 31, 2017, the Company spent a total of $355 in license related expenditures, (March 31, 2016 — $123).

Ininngui License

Effective March 4, 2012, the Company was granted an exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights of an area located near Ininngui, Greenland. The Company paid a license fee of $6 (DKK 32) upon granting of the Ininngui License. The Ininngui License was valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The Ininngui License is contiguous with the Sulussugut License.

To December 31, 2016, the Company’s expenditures exceeded the minimum requirement and the Company has a surplus of DKK 15,677 (approximately $3,044) and the Company was granted a credit for the excess, which may be used towards future expense requirements on the Ininngui License until the following years; year 2018, DKK 2,611, year 2019, DKK 6,276 and year 2020, DKK 6,790, and should the Company be granted an extension on the exploration license.

The required minimum exploration expenditures on the Ininngui License for year 5, ending December 31, 2016 was DKK 2,715 (approximately $535). As of December 31, 2016, the Company has spent $2,721 on exploration costs for the Ininngui License.

Should the Company not incur the minimum exploration expenditures on the license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and to December 31, 2016, the Company has not used the procedure for the license.

During the three-month period ended March 31, 2017, the Company spent a total of $43 in exploration and license related expenditures, (March 31, 2016 — $25).

Section 35 Property

On January 4, 2016, the Company entered into a 10 year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area covering approximately 320 acres. The terms of the Lease require an annual rental fee at a rate of US $3.00 per acre for years 1-5 and at a rate of US $6.00 per acre for years 6-10. The Company shall pay a minimum royalty at a rate of US $10.00 per acre for the 11th year onwards, with an increase of an additional US $5.00 per acre per year up to a maximum of US $55.00 per acre per year. A production royalty of between 2% — 2.5% is payable from production of minerals and/or mineral products from an established mining operation area. The Company paid the first year rental fee and the required reclamation deposit of $14 (US $10,000). The Department of Natural Resources shall annually review the level of the reclamation deposit and shall require the amount to be increased or decreased to reflect changes in the cost of future reclamation of the leased premises.

During the three-month period ended March 31, 2017, the Company spent a total of $3 in license related expenditures, (March 31, 2016 — $17).

7.	TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31,	December 31,
	2017	2016
Trade payables	87	133
Amounts due to related parties (Note 9)	—	2
Accrued liabilities	73	46

	160	181

8.	SHARE CAPITAL, WARRANTS AND OPTIONS

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

a)	Common shares issued and outstanding

There were no common shares issued during the period ended March 31, 2017 and March 31, 2016.

As at March 31, 2017, the Company has 368,581,886 common shares issued and outstanding, (March 31, 2016 – 207,629,506).

On April 28, 2016, the Company issued 952,380 common shares at a fair value of $95,238, as a finance fee.

On July 21, 2016, the Company closed a private placement of 92,668,907 units at a price of $0.075 per unit for gross proceeds of $6,950. Each unit consists of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the purchaser to purchase an additional common share at a price of $0.12 per share until July 21, 2018. Share issuance costs of $571 were incurred in connection with the private placement. The Company also issued 1,203,695 agent’s warrants, exercisable at $0.075 per warrant until July 21, 2018. The Company allocated a fair value of $48 to the agent’s warrants under the Black-Scholes Option Pricing Model with the following assumptions: expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 0.57% and an expected volatility of 91.06%. The Company also granted the agent an overallotment option, which expired unexercised.

On September 12, 2016, the Company closed a private placement and issued 67,331,093 units at a price of $0.075 per unit for gross proceeds of $5,050. Each unit consists of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the purchaser to purchase an additional common share at a price of $0.12 per share until September 12, 2018.

b)	Preferred shares issued and outstanding

As at March 31, 2017 and March 31, 2016, there are 590,931 series 1 preferred shares outstanding.

The rights and restrictions of the preferred shares are as follows:

i) dividends shall be paid at the discretion of the directors;

ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;

iii)	the shares are convertible at any time after 6 months from the date of issuance, upon the holder serving the Company with 10 days written notice; and

iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.90.

c)	Warrants

A summary of common share purchase warrants activity during the three-month period ended March 31, 2017 is as follows:

	March 31, 2017		December 31, 2016
	Number Outstanding	Weighted Average	Number Outstanding	Weighted Average
		Exercise Price		Exercise Price
Outstanding, beginning of the period	95,982,036	0.15	27,738,344	0.49
Issued	—	—	81,203,692	0.12
Cancelled / Expired	—	—	(12,960,000)	0.71
Exercised	—	—	—	—
Outstanding, end of the period	95,982,036	0.15	95,982,036	0.15

At March 31, 2017, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Date	Exercise Price	Weighted Average
			remaining
			contractual life
			(years)
14,778,344	Jul 20, 2017	0.30	0.27
46,334,451	Jul 21, 2018[1]	0.12	1.27
1,203,695	Jul 21, 2018	0.075	1.27
33,665,546	Sep 12, 2018[1]	0.12	1.45

95,982,036			1.07

1 The warrants are subject to an acceleration clause such that if the volume-weighted average trading price of the Company’s common shares on the TSX-V exceeds $0.18 per common share for a period of 10 consecutive trading days at any date before the expiration date of such warrants, the Company may, at its option, accelerate the warrant expiry date to within 30 days. To March 31, 2017, the Company’s common shares have not met the criterion for acceleration.

d)	Stock options

The Company adopted a Stock Option Plan (the “Plan”), providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the Plan, the exercise price of each option equals the market price or a discounted price of the Company’s stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

A summary of option activity under the Plan during the three-month period ended March 31, 2017 is as follows:

	March 31, 2017		December 31, 2016
	Number Outstanding	Weighted Average	Number Outstanding	Weighted Average
		Exercise Price		Exercise Price
Outstanding, beginning of the period	12,823,000	0.30	9,872,500	0.37
Issued	8,137,500	0.05	6,058,000	0.21
Cancelled / Expired	—	—	(3,107,500)	0.34
Exercised	—	—	—	—
Outstanding, end of the period	20,960,500	0.23	12,823,000	0.30

During the period ended March 31, 2017, the Company granted 8,137,500 incentive stock options to employees, directors and consultants with a maximum term of 5 years. All stock options vest immediately and are excercible at $0.12 per common share. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of this grant amounted to $451 and was recorded as a share-based payments expense.

During the period ended March 31, 2016, the Company granted 6,058,000 incentive stock options to employees, directors and consultants with a maximum term of 5 years. The granting of these options resulted in a share-based payments expense of $207.

During the year ended December 31, 2016, the Company recorded a further $25 in stock-based compensation for previously issued stock options that vested during the year.

The fair value of stock options granted and vested during the period ended March 31, 2017 and March 31, 2016 was calculated using the following assumptions:

	March 31, 2017	March 31, 2016
Expected dividend yield	0%	0%
Expected share price volatility	100.6%	113%
Risk free interest rate	1.17%	0.68%
Expected life of options	5 years	5 years

Details of options outstanding as at March 31, 2017 are as follows:

Options	Options	Expiry	Exercise	Weighted average
Outstanding	Exercisable	Date	Price	remaining contractual
				life (years)
1,240,000	1,240,000	Aug 13, 2017	0.24	0.06
150,000	150,000	Jan 15, 2018	0.15	0.01
200,000	200,000	Apr 22, 2018	0.15	0.02
150,000	150,000	Jul 29, 2018	0.20	0.02
200,000	200,000	Sep 30, 2018	0.37	0.03
2,440,000	2,440,000	Jul 9, 2019	0.62	0.48
200,000	200,000	Aug 27, 2019	0.37	0.04
100,000	100,000	Sep 26, 2019	0.26	0.02
350,000	350,000	Nov 5, 2019	0.21	0.08
1,000,000	1,000,000	Dec 19, 2019	0.22	0.23
900,000	900,000	Feb 3, 2020	0.275	0.22
450,000	450,000	Oct 5, 2020	0.20	0.13
5,443,000	5,443,000	Jan 28, 2021	0.21	1.73
8,137,500	8,137,500	Feb 21, 2022	0.12	4.90

20,960,500	20,960,500			3.63

e)	Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the three-month period ended March 31, 2017 the Company recorded $451 of share-based compensation to reserves, (March 31, 2016 — $207).

During the year ended December 31, 2016, 1,275,000 stock options and 12,960,000 warrants expired unexercised. Accordingly, the Company transferred $2,725 from the reserve to deficit.

During the year ended December 31, 2016, the Company initially recorded an amount of $264 to the reserve, which was amortized as interest expense over the term of the Loan and reallocated to share capital upon settlement.

9.	RELATED PARTY TRANSACTIONS

The following amounts due to related parties are included in trade payables and accrued liabilities (Note 7):

	March 31,	December 31, 2016
	2017
Directors and officers of the Company	—	2
Total	—	2

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

(a)	Related party transactions

During the three months period ended March 31, 2016, the Company recorded $10 in rent and utilities expense to VMS Ventures Inc. a company that was a significant shareholder and related through common directors, which was included in general and administrative expense. There were no such fees recorded during the three-month period ended March 31, 2017.

During the three-month period ended March 31, 2017, the Company recorded $39 (2016 — $4) in fees charged by a legal firm in which the Company’s chairman is a consultant.

(b)	Key management personnel are defined as members of the Board of Directors and senior officers.

Key management compensation was:

	March 31, 2017	March 31, 2016
Geological consulting fees – expensed	5	23
Geological consulting fees – capitalized	50	23
Management fees – expensed	178	170
Salaries — expensed	55	22
Share-based payments	331	136

Total	619	374

10.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the three months period ended March 31, 2017 and 2016 are as follows:

	March 31, 2017	March 31, 2016
(Increase) decrease in accounts receivables	(16)	26
Decrease in prepaid expenses	5	—
Decrease in trade payables and accrued liabilities	(21)	(119)
Total changes in working capital	(32)	(93)

The Company did not incur any non-cash investing or financing transactions during the three-month period March 31, 2017 and March 31, 2016.

11.	COMMITMENTS AND CONTINGENCIES

The Company has certain commitments to meet the minimum expenditures requirements on its mineral exploration assets it has interest in.

The Company had no contingent liabilities as at March 31, 2017.

On March 25, 2017, the Company entered into a Drilling Contract (the “Contract”), for services set to commence on or after June 1, 2017. A break fee of $200 is payable by the Company, if the Company elects to terminate the Contract prior to June 1, 2017.

Effective July 1, 2014, the Company had changes to management and entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)	Management fees: $27 per month effective December 2014.

ii)	Directors’ fees: $2 stipend per month for independent directors and $3 stipend per month for the chairman of the board.

Each of the agreements shall be continuous and may only be terminated by mutual agreement of the parties, subject to the provisions that in the event there is a change of effective control of the Company, the party shall have the right to terminate the agreement, within sixty days from the date of such change of effective control, upon written notice to the Company. Within thirty days from the date of delivery of such notice, the Company shall forward to the party the amount of money due and owing to the party hereunder to the extent accrued to the effective date of termination.

12.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in three geographic segments being Canada, Greenland and United States (Note 6). The Company’s geographic segments are as follows:

	March 31,	December 31, 2016
	2017
Equipment
Canada	28	39
Greenland	13	16
Total	41	55

	March 31,	December 31, 2016
	2017
Exploration and evaluation assets
Canada	1,752	1,732
Greenland	37,005	36,607
United States	6	3
Total	38,763	38,342

13.	SUBSEQUENT EVENTS

a)	On April 6, 2017, the Company announced that it has filed a preliminary short form prospectus in connection with a proposed marketed offering of units of the Company for gross proceeds of up to $15,000. The offering will be priced in the context of the market with the specifics of the offering to be determined at the time of pricing.